September 7, 2021

Dear Shareholder,

The Isabella Bank Corporation Board of Directors has approved the purchase of its common stock (ISBA) from shareholders through the use of a tender offer.

A tender offer is a solicitation to all existing shareholders with an opportunity to tender, or sell, some or all of your shares back to the Corporation (Isabella). The type of tender offer we have selected is called a “modified Dutch auction,” which allows you to select a price (within a predetermined price range offered by Isabella) for which you are willing to sell any number of your shares.

Based on the total number of shares tendered and the prices specified by the tendering shareholders, Isabella will then determine the single per-share price within that price range which will allow us to buy up to $20 million of shares. All shares that are properly tendered at prices at or below the determined purchase price (and not withdrawn) will be purchased at the determined purchase price (subject to possible proration). All other shares that are tendered but not ultimately purchased will be returned to the shareholder.

The purpose of this auction is to benefit all shareholders, whether or not you choose to participate.
For example: If you opt to participate and your auction price is in the final accepted price range, you will receive a premium price above today’s market value, and without paying a commission on the sale of those shares. Likewise, if you choose to keep some or all of your shares, you may benefit over time from any resulting improvements in earnings per share, price per share and return on equity.

Why are we offering this? Earlier this year, we modified our dividend reinvestment plan to reduce the dilution in our stock that had been caused by the increasing number of shares issued under the plan. This offering is an additional initiative focused on further reducing dilution, or the reduction of each shareholder’s percentage of ownership.

Who should participate? There are nearly 3,000 shareholders, and each situation is unique. The decision to participate may be prompted by a number of reasons. A few examples include:

•Shareholders who inherited ISBA stock: It’s not unusual for stock to be passed to the next generation. These shareholders may want to invest or use their funds elsewhere. This tender offer is a potential solution to liquidate some or all of their ISBA holdings.

•Shareholders in position to sell a large block of ISBA stock: These investors may be hesitant to sell a large number of shares at once because it might lower their price and incur high commission fees. The tender offer provides an opportunity to receive a higher-than-market price without commission fees.

•Investors with a small block of ISBA stock: Shareholders with a small holding of ISBA stock may benefit by liquidating their holdings and receiving a higher-than-market price without needing a trading account.

ISABELLA BANK CORPORATION             401 North Main Street, Mt. Pleasant, MI 48858-1649                   www.isabellabank.com

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal, including Instructions on how to tender shares. I encourage you to read these materials carefully, talk with your financial advisor, and consider your options before making a decision regarding this opportunity.

As a shareholder, you will need to make your own decision whether to tender shares and, if so, how many and at what price or prices. Neither the Corporation nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

If you choose to participate in this offering, you will need to sign and return the necessary documentation in the enclosed envelope by October 13, 2021.

We understand you may have additional questions after reading these materials and before making a final decision. To assist, we have:
•Scheduled a webinar for September 22, 2021 at 4 pm; additional details can be found on the “Investor Relations” page at isabellabank.com; and
•You also can reach out to Debra Campbell within our Shareholder Services Department at (989)779-6237, or by using the submission form on our website under Shareholder Services.

We thank you for your continued support as we remain dedicated to serving our local communities, our customers and you, our shareholders.

Warm regards,

Jae A. Evans, President & Chief Executive Officer
ISABELLA BANK CORPORATION             401 North Main Street, Mt. Pleasant, MI 48858-1649                   www.isabellabank.com